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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                          SA TELECOMMUNICATIONS, INC.
                                (Name of Issuer)

                        Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   783942105
                                 (CUSIP Number)

                                Laura Huberfeld
                     152 West 57 Street, New York, NY 10019
                                  212-581-0500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 7, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                               (Page 1 of 12 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                               Schedule 13D

CUSIP No.  783942105                     13                 Page 2 of 12 Pages
          -----------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

Number of Shares           7.       SOLE VOTING POWER
                                    300,000
 Beneficially
                           8.       SHARED VOTING POWER
 Owned by Each                      -0-

Reporting Person           9.       SOLE DISPOSITIVE POWER
                                    1,050,000
     With
                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,050,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.98%

14.      TYPE OF REPORTING PERSON*
                                    PN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                                           Page 3 of 12 Pages
Item 1.  Security and Issuer

         This statement relates to Common Stock, $.0001 par value per share (the "Common Stock"), of SA Telecommunications, Inc. (the "Company"). The address of the principal executive office of the Company is 1600 Promenade Center, 15th Fl., Richardson, TX 75080.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of the Laura Huberfeld/Naomi Bodner Partnership of which Laura Huberfeld and Naomi Bodner are the sole general partners (the "Partnership" or the "Reporting Person").

         (b) The business address for the Partnership is 152 West 57th Street, New York, New York 10019.

         (c) Reporting Person is a New York general partnership engaged in investments and financial advice and conducts its businesses primarily at the address above.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Reporting Person is a U.S. citizen.

Item 3.  Source and Amount of Funds or other Consideration

         The Common Stock was purchased in Units at a price of $1.25 per Unit. Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at $1.25 ("Unit warrants"). All of the funds used in the acquisition of the Units came from the Partnership's internal working capital. The Warrant (as defined below) was granted to the Partnership in consideration of the early exercise of the Unit warrants.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. The Partnership has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         (a) The Partnership owns 300,000 shares of the Company's
Common Stock and a Warrant (as defined below) to purchase 750,000



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                                                       Page 4 of 12 Pages

shares of Common Stock. Assuming exercise of the Warrant and a total of 16,818,053 shares of outstanding Common Stock prior to the exercise, the Partnership owns 5.98% of the Company's total number of shares outstanding.

         (b) The Partnership has sole voting and dispositive power over all securities owned by Partnership.

         (c) The Partnership acquired 600,000 shares of Common Stock on May 7, 1996 upon exercise of its Unit warrants, at $1.25 per share, and immediately sold 300,000 of these shares. To induce the Partnership to effect this exercise, the Company, on May 7, 1996, issued to the Partnership a new warrant for the purchase of 750,000 shares of Common Stock (the "Warrant"), exercisable at $2.40 per share. All rights under the Warrant expire on the earlier of (i) May 7, 1998 or (ii) the 46th day following written notice from the Company that the Warrant shall expire on such 46th day ("early expiration notice"). The Warrant initially provided that it was to be exercisable only from November 7, 1996 unless the Company issues an early expiration notice prior to November 7, 1996 (subsequently changed to January 7, 1997), in which case the Warrant would be immediately exercisable. The Company may issue an early expiration notice only if the shares issuable under the Warrant are registered under the Securities Act of 1933 and such registration continues to be effective for the period ending on the 46th day from the date of the notice. The Warrant is also exercisable prior to January 7, 1997 if the market price of the Common Stock is greater than $4.00 per share, as adjusted by the terms of the Warrant. Any shares of Common Stock issuable upon exercise of the Warrant are subject to a voting agreement described in Item 6 below.

         (d)      None

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In connection with the acquisition of the Warrant, the Partnership entered into a voting agreement with Jack W. Matz, Jr. ("Management Stockholder") and the Company, dated May 7, 1996 ("Voting Agreement"), providing that the Partnership shall vote all its shares of Common Stock in the manner designated by the Management Stockholder. The Voting Agreement expires on May 7, 2006.


Item 7.  Material to be Filed as Exhibits

         (1) Letter of Agreement dated September 11, 1996 extending exercise date of Warrant.

         (2)      Voting Agreement dated May 7, 1996.



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                                                          Page 5 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 1996


                                                 LAURA HUBERFELD/NAOMI BODNER
                                                 PARTNERSHIP

                                                 By: /s/ Laura Huberfeld
                                                     -----------------------
                                                 Title: General Partner




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                                                        Page 6 of 12 Pages


                                                                 EXHIBIT 1


                 [Letterhead for SA Telecommunications]


September 11, 1996

Laura Huberfeld/Naomi Bodner Partnership
152 West 57th Street
New York, New York 10019

Re: SA Telecommunications, Inc. (the "Company")

Ladies and Gentlemen:

     You are the holder of a Common Stock Purchase Warrant dated as of May 7, 1996 exercisable into 750,000 shares of Common Stock of the Company (the "Warrant"). This letter shall serve as our agreement that regardless of the terms of such Warrant, as holder of such Warrant, you agree that you will not exercise such Warrant prior to January 7, 1997.

     If this letter correctly states our understanding, please execute below and return the original to me.

Very truly yours,

/s/ Jack W. Matz, Jr.
----------------------------------------
    Jack W. Matz, Jr.
    Chairman & Chief Executive Officer

Agreed and accepted as of September 11, 1996:

LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP

By: ---------------------------------
          Managing Partner



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                                                         Page 8 of 12 Pages

                                                                  EXHIBIT 2

                               VOTING AGREEMENT

        THIS VOTING AGREEMENT (the "Agreement") made as of the 7th day of May, 1996, by and among JACK W. MATZ, JR. or his assignee(s) (collectively, the "Management Stockholder"), LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP (the "Investor Stockholder") (the Investor Stockholder and the Management Stockholder being collectively referred to herein as the "Stockholders") and SA TELECOMMUNICATIONS, INC., a Delaware company (the "Company")

                             W I T N E S S E T H:

        WHEREAS, Investor Stockholder has acquired that certain Common Stock Purchase Warrant dated as of May 7, 1996 (the "Warrant") to acquire 750,000 shares of common stock, par value $.0001 per share (the "Common Stock") of the Company; and

        WHEREAS, such parties desire to enter into certain agreements hereinafter set forth with respect to the voting of such shares of Common Stock issued upon exercise of the Warrant in all matters submitted to the stockholders of the Company for a vote or consent.

        NOW, THEREFORE, for and in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed:

        Section 1. This Agreement is made pursuant to the provisions of Article 218 of the Delaware General Corporation Law and shall become effective upon the Investor Stockholder's acquisition of shares of Common Stock of the Company. A counterpart of this Agreement shall be deposited with the Company at its principal offices and shall be subject to the same rights of examination of any stockholder of the Company, in person or by agent or attorney, as are the books and records of the Company. A counterpart of this Voting Agreement has been deposited with the Company at its principal offices. It is intended that this Agreement shall be specifically enforceable in accordance with the principles of equity.

        Section 2. At all meetings of the stockholders of the Company, or with regard to any action taken pursuant to consent, during the term of this Agreement, all shares of Common Stock held or owned by the Investor Stockholder (including without limitation any shares of Common Stock acquired upon the exercise of any warrant) shall be voted by the Investor Stockholder in the manner designated by the Management Stockholder.

VOTING AGREEMENT--Page 1

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        Section 3. To the extent necessary for the enforcement hereof, this
Agreement shall be deemed to provide the Management Stockholder an irrevocable proxy for the term hereof, which such proxy is expressly agreed between the parties hereto to be coupled with an interest as contemplated by applicable law.

        Section 4. Except as set forth in Section 6(d)(v) of the Subscription Agreement, any share of the Common Stock subject to this Agreement shall remain so subject, regardless of any conveyance thereof to any party, during the term of this Agreement, and any party proposing to transfer any shares shall secure a written agreement form the transferee that such party agrees to be bound by the terms of this Agreement. The Company shall not permit the voting of shares of Common Stock in contravention of the terms hereof.

        Section 5. In case the Company is merged with, into or consolidated with another corporation or other entity, or all or substantially all of the assets of the Company are transferred to another corporation or other entity, then in connection with such transfer, the term "the Company" for all purposes of this Agreement shall be taken to include such successor corporation, and any stock of such successor corporation received on the account of the ownership of the parties hereto of the stock of the Company subject hereto prior to such merger, consolidation and transfer shall be and become subject to this Agreement, and the parties hereto shall use their best efforts to implement the provisions of this Agreement to the maximum extent their voting power will permit.

        Section 6. This Agreement shall terminate and expire on May 7, 2006.

        Section 7. Unless otherwise specifically provided herein, all notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given at the time of delivery against receipt at the appropriate address set forth below, or at such other addresses as shall be specified by the parties hereto, by like notice.

                (a) If to the Management Stockholder:

                    Jack W. Matz, Jr.
                    SA Telecommunications, Inc.
                    1600 Promenade Center, 15th Floor
                    Richardson, Texas 75080

                (b) If to the Investor Stockholder:

                    Laura Huberfeld/Naomi Bodner Partnership
                    152 West 57th Street
                    New York, New York 10019

VOTING AGREEMENT--Page 2

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                (c) If to the Company:

                    SA Telecommunications, Inc.
                    1600 Promenade Center, 15th Floor
                    Richardson, Texas 75080


or at such other address as a party hereto may specify by written notice to the other parties to this Agreement.

        Section 8. Except for transferees which under Section 6(d)(v) of the Subscription Agreement are not required to execute a Voting Agreement as a condition to transfer, this Agreement shall be binding upon and shall inure to the benefit of each party hereto and each such party's heirs, legal representatives, transferees, successors and assigns.

        Section 9. This Agreement may be executed in multiple counterparts, but all counterparts taken together shall constitute one and the same agreement, binding upon all of the parties hereto.

        Section 10. If any provision of this Agreement is held to be illegal, invalid and unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid or unenforceable provisions there shall be added automatically, as part of this Agreement, a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

        Section 11. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any such breach or threatened breach of the provisions of this Agreement and that any party may in its sole discretion, in addition to any other available remedies, apply to any court of law or equity of competent jurisdiction for and be entitled to specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement.

        Section 12. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, THE STATE OF INCORPORATION OF THE COMPANY.

VOTING AGREEMENT--Page 3

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        IN WITNESS THEREOF, the parties hereto executed this Agreement as of the
7th day of May, 1996.

                                     INVESTOR STOCKHOLDER:

                                     LAURA HUBERFELD/NAOMI BODNER
                                     PARTNERSHIP

                                     By: ____________________________________


                                     Title: _________________________________


                                     MANAGEMENT STOCKHOLDER:


                                               /s/ Jack W. Matz, Jr.
                                     __________________________________________
                                     Jack W. Matz, Jr.


                                     SA TELECOMMUNICATIONS, INC.

                                                  /s/ Paul R. Miller
                                     By: _______________________________________
                                           Paul R. Miller
                                           President and Chief Operating Officer

VOTING AGREEMENT--Page 4